UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 11)*

                        INNOVO GROUP INC.
                        (Name of Issuer)

             Common Stock, Par Value $0.10 Per Share
                 (Title of Class of Securities)

                           457954600
                         (CUSIP Number)

                      Samuel J. Furrow, Jr.
                        Innovo Group Inc.
                    5804 East Slauson Avenue
                   Commerce, California  90040
                         (323) 725-5516
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         June 24, 2005
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

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

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          AZTECA PRODUCTION INTERNATIONAL, INC.
2    Check the Appropriate Box if a Member of a Group (See
Instructions)
                              a.
                              b. X
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
          California
                    7    Sole Voting Power
 Number of                    3,306,908
    Shares
Beneficially        8    Shared Voting Power
 Owned By                         0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     3,306,908
    With
               10   Shared Dispositive Power
                         0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         3,306,908
12   Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

13   Percent of Class Represented By Amount in Row (11)
                         9.93%
14   Type of Reporting Person (See Instructions)
          OO

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1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          PAUL GUEZ
2    Check the Appropriate Box if a Member of a Group (See
Instructions)
                              a.
                              b. X
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
          UNITED STATES
               7    Sole Voting Power
 Number of                    2,085,976
    Shares
Beneficially        8    Shared Voting Power
 Owned By                        0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     2,085,976
    With
               10   Shared Dispositive Power
                         0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         2,085,976
12   Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

13   Percent of Class Represented By Amount in Row (11)
                         6.26 %
14   Type of Reporting Person (See Instructions)
          IN

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This  Amendment  No.  11 to Schedule 13D  relates  to  shares  of
Common Stock, par value $0.10 per share (the "Shares") of Innovo Group, Inc. (the "Issuer"). This Amendment No. 11 supplementally amends the initial statement on Schedule 13D, dated November 30, 2000 (the "Initial Statement") and Amendment No. 1 to Schedule
13D,   dated  July  11,  2003  and  filed  on  October  29,  2003
("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated September 18, 2003 and filed on December 18, 2003, ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, dated September 18, 2003 and filed on January 20, 2004 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D, dated March 5, 2004 and filed on March 9, 2004 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, dated April 2, 2004 and filed on April 28, 2004 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D, dated April 29, 2004 and filed on May 11, 2004 ("Amendment No. 6"), and Amendment No. 7 to
Schedule 13D, dated May 13, 2004, filed on May 18, 2004 ("Amendment No. 7"), Amendment No. 8 to Schedule 13D, dated March 15, 2005, filed on March 16, 2005 ("Amendment No. 8"), Amendment No. 9 to Schedule 13D, dated April 5, 2005, filed on April 15, 2005 ("Amendment No. 9") and Amendment No. 10 to Schedule 13D, dated April 22, 2005, filed on May 13, 2005 ("Amendment No. 10") filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.    Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Azteca Production International, Inc. ("Azteca");
         		and
          ii)  Mr. Paul Guez ("Mr. Paul Guez").

     This Statement relates to the Shares held for the accounts of Azteca, S.H.D. Investments, LLC, a California limited liability company ("SHD"), and Integrated Apparel Resources, LLC, a California limited liability company ("Integrated"). This Statement also relates to Shares which Mr. Paul Guez does not have voting or investment control over, but are held in the name of Azteca.

Item 5.        Interest in Securities of the Issuer.

         On June 24, 2005, Mr. Paul Guez, on behalf of shares held solely by him for the account of Azteca,reported a series of certain sales of Shares of stock of the Issuer. The sale of Shares by Mr. Paul Guez resulted in the change, in the aggregate, in more than 1% of the Shares held by Azteca prior to the commencement of the sales. As a result of these sales and in order to comply with the Securities Exchange Act of 1934, as amended, the Reporting Persons wish to reflect these changes herein.

         As a result, the text of Item 5 of Amendment No. 10 is deleted in its entirety and is replaced with the following:

         The Reporting Persons have been informed that there were 33,301,787 Shares outstanding as of July 11, 2005, according to the Quarterly Report on Form 10-Q filed by the Issuer on July
12, 2005.

          (a) (i) Azteca may be deemed the beneficial owner of 3,306,908 Shares (approximately 9.93% of the total number of Shares outstanding). This number consists of A) 1,513,387 Shares held for its account of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares on behalf of Azteca, and B) 1,793,521 Shares held for its account of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares on behalf of Azteca.

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

               (ii)Mr. Paul Guez may be deemed the beneficial owner of 2,085,976 Shares (approximately 6.26% of the total number of Shares outstanding). This number consists of A) 149,101 Shares held for the account of SHD, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, B) 1,793,521 Shares held for the account of Azteca, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, and C) 143,354 Shares held for the account of Integrated, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares.

          (b) (i) Azteca, through Mr. Paul Guez, may be deemed to have sole voting power to direct the voting and disposition of 1,793,521 Shares held for its account and through Mr. Hubert Guez, may be deemed to have the sole voting and disposition of the 1,513,387 Shares held for its account.

                (ii) Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of the A) 1,793,521 Shares held for the account of Azteca; B) 149,101 Shares held for the account of SHD, and C) 143,354 Shares held for the account of Integrated.

     (c) (i) The following transactions in Common Stock were effected or reported by Mr. Paul Guez in the past 60 days, on behalf of Azteca's Shares that he may be deemed to have the sole power to direct the voting and disposition and the right to receive the proceeds from the sale of such Shares, and are noted below. Upon a review of the accounts, it came to Mr. Guez's attention that certain previous sales in June 2005 had inadvertently not been reported on a Form 4 or Schedule 13D. As a result, Mr. Guez reported such transactions late to correct the mistake. Except as otherwise stated herein, there have been no transactions effected with respect to the Shares in the past 60 days that represented a change in greater than 1% of the Shares by any of the Reporting Persons. Immediately prior to the sales of the Shares, Mr. Paul Guez may have been deemed to have the sole power to direct the voting and disposition of 1,929,121 Shares held for the account of Commerce. All such sales have been previously reported on a Form 4 by Mr. Paul Guez. Neither Azteca nor Mr. Paul Guez are subject to Section 16 reporting requirements.

 Dates       Number of   Transaction   Price per    Where and How
             Shares                    Share        Transaction
                                                    Effected

 6/24/2005-     135,600     Sale      $3.48-$3.86    Open Market
 6/28/2005                                              Sales of
                                                      securities
                                                      registered
                                                      for resale

          (d) (i) The shareholders of Azteca, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Azteca only in accordance with their right to exercise voting and investment control over the shares so held by such person in Azteca.

               (ii) The shareholders of Integrated, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Integrated only in accordance with their right to exercise voting and investment control over the shares so held by such person in Integrated.

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

                (iii) The shareholders of SHD, including Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, only in accordance with their right to exercise voting and investment control over the shares so held by such person in SHD.


                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: October 7, 2005             AZTECA PRODUCTION
                                  INTERNATIONAL, INC.


                                  By:/s/ Paul Guez
                                     Paul Guez
                                     Joint-owner

Date: October 7, 2005             PAUL GUEZ



                                  By:/s/ Paul Guez
                                     Paul Guez

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